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Our File No. 1707

 December 17, 2007

VIA EMAIL & EDGAR: delaneyd@sec.gov
Attention: Donald Delaney

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, DC
20549-7010

Dear Donald

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Further to our recent conversation, we attach as Schedule “A”, the Company’s response to items 1 through 4 of your July 31, 2007 letter.   Also, we attach as Schedule “B”, the Company’s response to your engineering comments numbered 5 through 9 of the same letter.  Further to conversations with Mr. Delaney and Mr. Hiller, we have drafted amendments to the Company’s Form20F for the period ending December 31, 2006 and attach this document in blacklined format for your review and comments.

Note that we are assuming you were satisfied with our responses in our January 23, 2007 email on the Company’s December 31, 2005 Form 20F.

We thank you for your consideration of the above.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood “

Stewart L. Lockwood

Barrister & Solicitor

SCHEDULE “A”

CANARC RESOURCE CORP. (the “Company”)

Responses to Comment Letter from Securities and Exchange Commission dated July 31, 2007.

File No. 000-18860

The following comments have been prepared to respond to staff’s comment letter of July 31, 2007.  The responses are numbered consistently to staff’s letter.  To assist staff in their review, we have included staff’s comment at each of the points below.

Staff’s Comment

1.

General

Company’s Response

We will ensure any amendment to our 2006 Form 20-F includes an explanatory note at the forepart of the amendment which identifies, describes and quantifies each item where a restatement of financial information is included therein.

With respect to staff’s reissuance of comment 2, we are proposing the following explanatory note to be included in the forepart of our amendment (which would be subject to further review and comment by our auditors, KPMG LLP) in our 2006 Form 20-F:

The Company restated its consolidated cash flow statement for the year ended December 31, 2005 to reflect the reconciling account of Aztec Metals Corp. (“Aztec”) used to determine the cash flows of the Company.

In accordance with Canadian GAAP, this effectively reduced cash outflow from operating activities from US$725,000 to US$633,000 and cash inflow from financing activities from US$41,000 to US$38,000, and cash inflow from investing activities from $458,000 to $369,000.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).  SEC staff have indicated that changes in a parent company’s proportionate share of subsidiary equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.  The Company has restated its previous presentation of the gain in 2005 to be consistent with the SEC’s interpretation.

Consequently in the reconciliation of Canadian and U.S. GAAP, Note 12 to the Consolidated Financial Statements as included the 2006 Form 20-F includes the following restatements for the 2005 comparative figures:

-

loss for 2005 under U.S. GAAP increased from $374,000 to $995,000;

-

loss per share under U.S. GAAP increased from $0.01 to $0.02;  and

-

cash used for operating activities under U.S. GAAP decreased from $1,502,000 to $789,000.

Staff’s Comment

2.

Financial Statements, page 92

Note 6 –  Long-Term Investment, page 106

Company’s Response

In this response we wish to clarify and expand on our previous response.

As a majority shareholder prior to the transactions, the Company controlled and consolidated Aztec.  Prior to the various events that are the subject matter of staff’s comment, Aztec had accumulated losses incurred that were in excess of the minority interest recorded in the Company’s accounts.  That is, the Company had included 100% of Aztec’s deficit in the Company’s consolidation amounts and no amount was assigned to minority interest.  In accordance with GAAP, the dilutive gain [included in equity under US GAAP and pursuant to staff guidance but in income under Canadian GAAP], represents the difference between the balance consolidated prior to the transaction [which in this case and notwithstanding the percentage share ownership held by the Company, was 100%] and the percentage held subsequent to the transaction.

The determination of the 19% interest in Aztec was calculated as follows:

	(after five-to-one share consolidation by Aztec)

(A)	Number of Aztec shares held by Canarc prior to shares-for-debt and private placement	1,700,020

	Number of Aztec shares issued prior to shares-for-debt and private placement	2,692,465
	Number of Aztec shares issued in private placement	6,230,000
(B)	Number of Aztec shares issued after shares-for-debt but prior to private placement	8,922,465

	Percentage interest held by Canarc in Aztec (A) / (B)	19%

It is the Company’s position that the percentage after the transaction for purposes of this calculation is 19.14%.  Accordingly, to determine the dilutive effect, the Company would recognize a gain of 80.86% (100% – 19.14% = 80.86%) of Aztec’s deficit, being that portion of Aztec’s deficit that the Company would no longer consolidate.

It is the Company’s position that the private placement was a separate and subsequent transaction from the settlement of the debt, and this transaction increased the Company’s interest in Aztec from 19% to 27%.

The Company notes that if the gain were calculated at 73% as opposed to the 80.86% reflected in the financial statements, the impact on the US GAAP reconciliation would be a reduction in the equity credit of $61,000 which is immaterial to total equity at December 31, 2005 under US GAAP of $6.9 million.  Further, if a change was made it would not impact earnings, earnings per share or cash flow from operations.

With respect to the adjustment of US$24,474, we wish to amend our previous response dated July 12, 2007.   The amount arises from a debt of CAD$30,000 of Aztec previously consolidated that was owed to another party and was settled by the issuance of shares of and by Aztec; it was not attributable to miscellaneous adjustments arising from foreign exchange as previously stated.  We apologize for the incorrect information previously provided. This amount was classified within the dilution gain as the consolidated liability was eliminated from the Company’s accounts on the deconsolidation of Aztec.  The adjustment of US$24,474 is calculated as follows:

Number of units Aztec issued to lawyer in settlement of outstanding debt		300,000
Value per unit of CAD$0.10	CAD$	$ 0.10
Debt settlement in Canadian dollars	CAD$	$ 30,000
Exchange rate (CAD$ per US$)		122.5800
Debt settlement in US dollars	US$	$ 24,474

The Company notes that the $24,474 represents 2.5% of 2005 US GAAP net loss as presented in the 2006 Annual Report on Form 20-F and represents approximately one-tenth of one cent per share.  The Company does not believe such levels are material to the financial statements.

Staff’s Comment

3.

Note 12 – Differences between Canadian and U.S. GAAP, page 113

Company’s Response

Cash used for operating activities under U.S. GAAP has been restated in the 2005 comparative figures included in the 2006 Annual Report on Form 20-F.  The Company draws your attention to note 12 includes restatement disclosure including amendments to reflect the non cash aspect of the equity transaction on Aztec and the future/deferred income tax.

The Company undertakes to expand this disclosure in note 12 in any amendment to its 2006 Annual Report on Form 20-F as follows:

The reconciliation of cash used for operating activities under U.S. GAAP for the year ended December 31, 2005 has been restated to eliminate the dilution gain and future income tax recovery which have already been adjusted in cash used for operating activities under Canadian GAAP, to reflect that no incremental operating cash flows occurred for U.S. GAAP purposes.

Staff’s Comment

4.

Note 12 – Differences between Canadian and U.S. GAAP, page 113

Company’s Response

The Company has set out below the original wording from note 12 to the 2006 consolidated financial statements, together with blacklined amendments it will make in any amendment to its 2006 Annual Report and in future filings.

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.   Pursuant to t  ~~T~~ he Securities and Exchange Commission ’s Industry Guide 7, an entity can only disclose proven and probable reserves, as defined within the Guide, in its reserve calculations.  At the date of these financial statements, the Company has identified possible reserves, again as defined in the Guide, but not proven and probable reserves.   As a result, the Company has  ~~(“SEC”) staff has indicated that their~~  interpret ~~at~~  ed  ~~ion of~~  U.S. GAAP to require ~~s~~  mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination and the Company cannot pass an impairment test made under SFAS 144 for U.S. GAAP purposes. .  Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for U.S. GAAP purposes.

The Company raises cash from time-to-time through the issuance of flow-through shares where the funds received are to be used for mining purposes and the related tax benefits are assigned to the investor.  For US GAAP purposes, the Company has interpreted SFAS 95 and FRC 203.02 to  ~~SEC staff have indicated that their interpretation of U.S. GAAP~~ require ~~s~~  that funds raised through the issuance of flow-through shares be shown as restricted cash until expended and should not be considered to be a component of cash and cash equivalents.  In addition, the amount of restricted cash would be excluded from cash and cash equivalents in the statement of cash flows and shown as an item within  ~~adjustment to~~ financing activities.

For Canadian GAAP, when a subsidiary issues its shares to interests outside the consolidated entity, the effect on any change in the parent’s interest as a result of the share issue by the subsidiary is recognized in the determination of consolidated net income (or loss).   Pursuant to Staff Accounting Bulletin Topin 5.H,  ~~SEC staff have indicated that~~ changes in a parent company’s proportionate share of subsidiary ’s equity resulting from additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation particularly when the subsidiary is a development stage enterprise.   Accordingly, the deemed gain on disposition of Aztec Metals, which is an enterprise in the development stage, for Canadian GAAP purposes due to Aztec Metals issuing shares to third parties is recorded as an equity transaction for US GAAP purposes.  As this presentation corrects presentation included in the US GAAP reconciliation note included in the Company’s 2005 consolidated financial statements, t  ~~T~~ he Company has restated its previous reconciliation tables to exclude the gain from the determination of earnings (loss) and included the net impact of the deemed disposition for accounting purposes as an equity transaction for US GAAP purposes.

 ~~presentation of the gain in 2005 to be consistent with the SEC’s interpretation~~ .

Schedule “B”

Using your numbering system in the July 31, 2007 letter, we provide the following additional comments on items 5 through 9 (page references are to the pages in the attached DRAFT blacklined Form 20F):

5.

We believe that the location, means of access and transportation from the property has been covered off in the first paragraph under the heading “Summary” on page 27, which states:

“New Polaris (formerly Polaris-Taku) is an early Tertiary mesothermal gold mineralized body located in northwestern British Columbia about 100 kilometres south of Atlin, BC and 60 kilometres northeast of Juneau, Alaska.  The nearest roads in the area terminate twenty kilometers due south of Atlin and 10 kilometres southeast of Juneau.  Access at the present time is by aircraft.  A short airstrip for light aircraft exists on the property.”

We confirm there are no docks or loading facilities, and no road access.  The property was an operating mine back in the early 1900’s but there is no mining equipment on the property anymore, as all related buildings, ball mills, crushers etc. have been cleaned up, properly buried or repatriated.  All current equipment, including the ‘maintenance facility’ is related to exploration, not mining.

We have added disclosure and/or clarification on the foregoing and on the items raised.

6.

New Polaris - related disclosure on ownership has been added beginning on pages 26. We have added a chart of the claims.

Benzdorp -  related disclosure on ownership has been added beginning on page 32.

Other Properties -  we submit that disclosure on nonmaterial properties of these option agreements is satisfactory and additional charts, claims numbers etc. is not warranted in this situation.

7.

Cut-off Grade Issues:

We have added the following disclosure on page 27 of the Form 20F:

“The mineral resources were calculated based on a range of cutoff grades from nil to 10 gpt gold in order to be useful at a range of gold prices and cost scenarios.  For the purposes of the preliminary economic assessment of the project, a 9 gpt gold cutoff grade and a US$650 per oz gold price show that the project generates a pre-tax undiscounted net present value (NPV) of CA$60.4 million and a pre-tax tax internal rate of return (IRR) of 14.9% (after-tax NPV of $40.9 million and after-tax IRR of 11.1%).”

8.

New Polaris - related disclosure on current plans is set out on page 26.

Benzdorp -  related disclosure on current plans has been added to pages 32.

Other Properties -  related disclosure on current plans have been added

9.

QA/QC and related disclosure has been added beginning on page 30.